March __, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 1, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 170 to its registration statement, filed on behalf of its series, the Smead Value Fund (the “Fund”).  PEA No. 170 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 12, 2010 for the purpose of conforming the Fund’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Registrant is filing this PEA No. ___ under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

Prospectus – General Comment

Comment 1:
If the Fund will be incorporating information into the Fund’s summary prospectus by reference, to the extent allowed by Form N-1A, please provide the legend with respect to incorporation by reference that will be included in the summary prospectus for the Staff’s review.

Response:	The Trust responds by stating that the Fund will include the following legend in its summary prospectus:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s prospectus and other information about the Fund online at http://www.smeadfunds.com/smead_fund.html.  You may also obtain this information at no cost by calling 877-807-4122 or by sending an email request to info@smeadcap.com.  The Fund’s prospectus and statement of additional information, both dated March 30, 2010, are incorporated by reference into this Summary Prospectus.”

Prospectus – Summary Section – Fees and Expenses of the Fund

Comment 2:
The Staff notes that the operating expense limitation agreement described in footnote (2) to the “Fees and Expenses of the Fund” table does not have a term of at least one year from the effective date of the Fund’s registration statement.  To the extent that the term of this agreement does not extend for at least one year from the effective date of the Fund’s registration statement, please remove footnote (2) and do not show the effect of the fee waiver/expense reimbursement as a line item in the table.

Response:
The Trust responds by noting that the term of the Fund’s operating expense limitation agreement has been extended to run at least through March 31, 2011, which is at least one year from the effective date of the Fund’s registration statement and by updating the footnote accordingly.

Comment 3:	Unless the Fund has definite plans to implement the shareholder servicing fee for the Institutional Class shares of the Fund during the next year, please remove footnote (1).

Response:	The Trust responds by making the requested revision.

Prospectus – Summary Section – Principal Investment Strategies

Comment 4:	Please explain supplementally the Adviser’s basis for defining large-cap companies as those companies with market capitalizations exceeding $5 billion.

Response:
The Trust responds by noting the Adviser’s basis for defining large-cap companies as those with $5 billion or more is due to the liquidity provided by that market capitalization and traditional maturity of the business.

Comment 5:	Please review the eight criteria used by the Adviser in selecting investments for the Fund, and to the extent applicable, revise to ensure plain English requirements are met.

Response:	The Trust responds by revising the list of investment criteria to read as follows:

The Adviser selects the Fund’s investments by screening large-cap companies using the following eight criteria:

Required over entire holding period
•	products or services that meets a clear economic need;
•	strong competitive advantage over industry peers;
•	long history of profitability and strong metrics (net profit margin, return on equity and net income ratios);
•	generates high levels of cash flow;
•	available at a low price in relation to intrinsic value (the perception of value based on all factors of business, tangible and intangible);

Favored, but not required
•	management’s history of shareholder friendliness (dividends, buybacks, earnings quality, reporting transparency, executive compensation and acquisition history);
•	strong balance sheet; and
•	strong management (directors and officers of a company) ownership (preferably with recent purchases).

Prospectus – Summary Section – Principal Risks

Comment 6:
The Staff notes that the Fund includes a discussion of preferred stocks under the risk entitled “Equity Market Risks.”  If the Fund invests in preferred stocks as a principal strategy, please add appropriate disclosure to the “Principal Investment Strategies” sub-section.  If the Fund does not intend to invest in preferred stocks as a principal strategy, please revise the risk disclosure accordingly.

Response:
The Trust responds by noting that the Fund does not invest in preferred stock as a principal strategy, and the “Equity Market Risk” disclosure has been revised to remove the references to preferred stock.

Prospectus – Summary Section – Performance

Comment 7:
With respect to footnotes (1) and (2) to the Average Annual Total Returns table, please revise so that these appear as text adjacent to the table, rather than as footnotes.  Please include the text of footnote (2) only if the statement is true for the information shown in the adjacent table.

Response:	The Trust responds by revising footnotes (1) and (2) to appear as text adjacent to the table.

Prospectus – Summary Section – Portfolio Managers

Comment 8:	Please revise the portfolio managers disclosure so that the only information included is each manager’s name, job title and length of service as a portfolio manager to the Fund.

Response:	The Trust responds by revising the applicable disclosure to read as follows:

William W. Smead, Chief Investment Officer and Chief Executive Officer of the Adviser, has managed the Fund since its inception in January 2008.  Tony A. Scherrer, CFA, Senior Vice President and Portfolio Manager of the Adviser, has managed the Fund since April 2008.

Prospectus – Management of the Fund – Portfolio Managers

Comment 9:
Please revise the portfolio managers disclosure to include a description of any limitation on any person’s role resulting from having one portfolio manager designated as a “lead” manager, as required by Item 10(a)(2) of Form N-1A.

Response:	The Trust responds by adding the following disclosure to this section:

As lead portfolio manager, Mr. Smead has the ultimate decision-making authority with respect to the day-to-day management of the Fund’s portfolio.  Mr. Scherrer serves as the Fund’s co-portfolio manager under the general supervision of Mr. Smead.

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers